

July 15, 2009

Mr. Robert D. Daleo
Chief Financial Officer
Thomson Reuters
3 Times Square
New York, NY 10036

      Re: **Thomson Reuters Corporation**
                Form 40-F for the fiscal year ended December 31, 2008
                Thomson Reuters PLC
                Form 20-F for the fiscal year ended December 31, 2008
                File No. 01-31349

Dear Mr. Daleo:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 40-F and Form 20-F For the fiscal year ended December 31, 2008

Management's Discussion and Analysis
Results of Operations, page 23

1. Please revise to separately discuss and analyze cost of sales (COS) and selling, marketing, general and administrative expenses (S, M, G&A). In this regard, we believe it would be useful to investors understanding of your results of operations to better understand the nature and amounts of major components of expenses within these categories, such as labor, technology costs, information and licensing costs, or other sub-categories, as appropriate.

2. Please ensure that you quantify material factors to which variances are attributed. For example, on page 27 you state that revenues from existing businesses increased in 2008 as a result of higher transaction revenues and higher revenues from Thomson ONE products but you do not quantify these factors. In addition, please ensure that you analyze the underlying reason for the factors. For example, if known, explain why transaction revenues were higher.

3. We note from your footnotes that you undertake a significant number of hedging transactions for currencies and interest rates, among other items. However, it is not clear what aggregate effect these transactions have on your results of operations from period to period. To the extent available, please tell us what aggregate impact hedging and derivative transactions have had on your results of operations for each of the years in the three year period ending December 31, 2008.

Note 3: Acquisition of Reuters Group PLC, page 73

4. We note that approximately $6.7 billion of the purchase price of Reuters Group PLC was allocated to identifiable intangible assets such as trade names and customer relationships. Based upon the discussion provided on page 10 it appears that intangible assets other than those identified exist in the business. Please tell us what consideration was given to allocating the purchase price to these additional intangibles.

Note 15: Segment Information, page 103

5. We note that the operations of former Reuters Group PLC have been combined into the Markets reportable segment although these operations were previously presented as four reportable segments prior to the acquisition. Please tell us what consideration was given to continuing to report these as separate reportable segments.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief